FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, October 28, 2004, Series 2004-UST1

333-117349

Name of Person Filing the Document
(If Other than the Registrant)

04047924

RECD S.E.C.
NOV 1 2004
1086

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 29, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: October 5, 2004***

U.S. TRUST

CMLT, Series 2004-UST1

Approximate Total Offered Size: $154,468,877

Tranche	Principal Bal.(1)	Int. Rate Type	Initial Coupon	Weighted Avg. Life (Mat)	Tranche Type	Offered Bal.	Rating (S/F)
A-1	$115,436,932	Variable	3.51	2.57/2.50(3)	Senior/Public	$12,600,000	AAA/AAA
A-2(2)	$50,722,877	Variable	4.81	1.86	Senior/Public	$50,722,877	AAA/AAA
A-3	$206,790,991	Variable	4.25	2.22	Senior/Public	$22,571,000	AAA/AAA
A-4	$160,465,312	Variable	4.43	2.47	Senior/ Public	$17,515,000	AAA/AAA
A-5	$380,782,395	Variable	4.73	2.90	Senior/ Public	$41,463,000	AAA/AAA
A-6	$87,917,893	Variable	5.08	3.12	Senior/ Public	$9,597,000	AAA/AAA
B-1	$12,365,446	Variable	4.47	4.28	Sub/Not Offered	-	AA/AA
B-2	$6,182,723	Variable	4.47	4.28	Sub/Not Offered	-	A/A
B-3	$3,606,588	Variable	4.47	4.28	Sub/Not Offered	-	BBB/BBB
B-4	$2,060,907	Variable	4.47	4.28	Sub/Not Offered	-	BB/BB
B-5	$1,545,680	Variable	4.47	4.28	Sub/Not Offered	-	B/B
B-6	$2,576,134	Variable	4.47	4.28	Sub/Not Offered	-	NR/NR

(1) Class sizes are subject to a ± 5% variance.
(2) 100% of Class A-2 is offered.
(3) Additional WAL is to the optional call date

Transaction Overview

Structure	REMIC Senior/Sub
Senior Enhancement Level	[2.75]%
Collateral	Residential 1st Lien, Balloon, Interest Only and Fully Amortizing Loans.
Registration	Classes A-1, A-2, A-3, A-4, A-5, A-6 : Public, SEC-registered
Lead Manager	Citigroup Global Markets Inc.
Co Managers	(none)
Trust Administrator	Citibank, NA
Trustee	Citibank, NA
Distribution Dates	25th day of the month (or next business day)
Rating Agencies	S&P, Fitch
ERISA Eligibility	Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates only
SMMEA Eligibility	Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates only

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TRANSACTION NOTES

Credit Enhancement:

- AAA [2.75]%
- AA [1.55]%
- A [0.95]%
- BBB [0.60]%
- BB [0.40]%
- B [0.25]%

Only AAA Certificates Offered:

- The Company will initially retain all subordinate certificates.

Parent:

- The Company is an independently operating, wholly owned subsidiary of Charles Schwab Corporation. Currently Charles Schwab Corporation is rated A-/A2/A for senior unsecured debt by S&P, Moody's and Fitch, respectively.

Collateral Information:

- All loans are underwritten with Full Documentation.
- Borrowers whose loans are in this transaction have a weighted average FICO score of 746.
- The Weighted Average Original LTV of loans in this transaction is 51.19%.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TRANSACTION NOTES

Underwriting Guidelines:

The U.S. Trust Companies have underwritten and approved loans within each regional affiliate while maintaining the Company's central credit policy. The Companies only originate mortgage loans through their affiliates and do not employ mortgage brokers to initiate business.

- The Private Banker has initial contact with the borrower and underwrites the loan.
  - All loans are underwritten with full documentation.
  - Private Bankers do not underwrite to Fannie Mae/Freddie Mac underwriting guidelines.
- The loan application includes a personal financial statement listing all assets and liabilities including real estate, art and/or other non-liquid assets. The following are also required:
  - Two years of tax returns and all supporting documents.
  - If applicable, the Company will compare a pay-stub with YTD information to the salary stated on the prior year's tax return.
  - A TransUnion report on the individual and a Dun & Bradstreet report on the firm or other investigative information on the employer may be ordered.
  - At least one month of bank and brokerage statements to verify stated liquidity.
  - Generally, the Company will confirm employment information with the individual's manager.
- Cashflow and Liquidity are key determining factors when deciding to approve a loan.
  - Accessibility and availability of the individuals liquidity is considered.
  - Personal and professional references are verified.

Loan-to-Value:

- Loans with initial LTV ratios that exceed the limits below are subject to a higher level of senior level credit approval and must be reported to the National Credit Committee and to the Board.
- Guidelines for the ratio of the total loan amount to the value of the property, as measured by the lower of sales price or appraisal, is determined by management and may be subject to change depending on the real estate market and general economic conditions.

LOAN TO VALUE LIMITS

Owner Occupied, 1-4 Family Residential Properties	Max Loan-To-Value Ratio
Completed Properties	90%
Construction Properties	85%
10 Year Interest Only Loan	70%

- This transaction only securitizes those loans backed by Completed Properties.

ERISA Eligible: Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates are expected to be ERISA Eligible.

SMMEA Eligible: Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates are expected to be SMMEA Eligible.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TRANSACTION NOTES

Overview:

- REMIC Senior/Sub Structure
- Six loan groups categorized by Months to Roll.
- Subordinate tranches are cross-collateralized.

Mortgage Loans: The aggregate principal balance of the mortgage loans as of the Cut-off Date was approximately $1,030,453,883.56. All of the mortgage loans are either amortizing balloons, interest only loans, or fully amortizing 10, 15, 20 and 30 year maturity, 1st liens on one- to four-family residential properties, condominiums, cooperatives, and planned urban developments.

Six Loan Groups:

- Loan Group 1 consists of loans with Months to Roll less than or equal to 12 months.
- Loan Group 2 consists of loans with Months to Roll between 25 and36.
- Loan Group 3 consists of loans with Months to Roll between 37 and48.
- Loan Group 4 consists of loans with Months to Roll between 49 and60.
- Loan Group 5 consists of loans with Months to Roll between 61 and 99.
- Loan Group 6 consists of loans with Months to Roll greater than or equal to 100.

Cross Collateralization: The subordinate certificates are cross-collateralized.

Pricing Speed: Loan Group 1: 25% CPR
Loan Groups 2 - 6: 25% CPB

Geographics: NY: 47.07% CT: 14.07% CA: 13.75%

Servicing Fee: 37.5 bps per annum

Accrued Interest: All Certificates will settle with 25 days of accrued interest, assuming an October 22, 2004 settlement date.

Accrual Period: For all classes, the interest accrual period will be the calendar month preceding the current Distribution Date on a 30/360 basis.

Lockouts: Subordinate certificates have a 7 year principal prepayment lockout.

Clean-up Call: Clean-up call on any distribution date when the principal balance of the loans is ≤ **5%** of the original pool balance.

Distribution Date: The **25th day** of each month (or if not a business day, the next succeeding business day), commencing in November 2003.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TRANSACTION NOTES *(Continued)*

Shifting Interest:

- The Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of prepayments after the 84th Distribution Date if:
  - Senior Certificates have not been paid down to zero; and
  - Standard collateral performance triggers have not been breached.

The prepayment percentages on the Subordinate Certificates are:

Distribution Date			% of Pro-rata Share
December 2004	through	November 2011	0%
December 2011	through	November 2012	30%
December 2012	through	November 2013	40%
December 2013	through	November 2014	60%
December 2014	through	November 2015	80%
December 2015	and after		100%

- Assuming no breach of the collateral performance triggers, the Subordinate Certificates will receive a percentage of their pro-rata share of all principal collections.
- Furthermore, the Senior Certificates will receive all unscheduled prepayments if the *current senior percentage* is greater than the *initial senior percentage*, i.e.,

$$\frac{\text{Senior Cert. Prin. Bal.}}{\text{Mort. Pool Prin. Bal.}} > \frac{\text{Senior Cert. Prin. Bal. At Closing}}{\text{Mortgage Pool Prin. Bal. At Cut-off Date}}$$

Advances: Servicer required to advance delinquent principal, interest, taxes, and insurance.

Compensating Interest: Servicer required to remit 30 days of interest on all partial prepayments or loans paid in full up to its servicing fee income for the related period.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

POOL CHARACTERISTICS

Group I

Group 1 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
125,000.01 - 150,000.00	2	$289,535.92	0.23	144,767.96	4.133	45.11	785	51.81
150,000.01 - 175,000.00	1	$165,799.82	0.13	165,799.82	5.300	46.06	746	NO DATA
175,000.01 - 200,000.00	1	$200,000.00	0.16	200,000.00	3.630	80.00	798	64.50
200,000.01 - 225,000.00	1	$221,052.65	0.18	221,052.65	3.718	46.54	746	NO DATA
225,000.01 - 250,000.00	4	$951,333.28	0.77	237,833.32	3.837	30.56	775	91.52
250,000.01 - 275,000.00	1	$269,782.46	0.22	269,782.46	3.661	29.98	746	NO DATA
275,000.01 - 300,000.00	4	$1,158,750.00	0.93	289,687.50	3.743	22.44	752	49.95
300,000.01 - 333,700.00	1	$303,000.00	0.24	303,000.00	3.890	16.83	807	100.00
333,700.01 - 350,000.00	1	$350,000.00	0.28	350,000.00	3.630	46.67	781	100.00
350,000.01 - 500,000.00	15	$6,593,376.86	5.32	439,558.46	3.869	56.02	750	53.15
500,000.01 -1,000,000.00	46	$35,626,906.22	28.72	774,497.96	3.870	52.26	746	65.43
1,000,000.00 -1,500,000.00	14	$17,285,238.16	13.94	1,234,659.87	4.094	50.33	754	45.68
1,500,000.00 -2,000,000.00	9	$16,637,778.53	13.41	1,848,642.06	3.803	52.98	757	78.58
2,000,000.00 -2,500,000.00	5	$11,738,826.16	9.46	2,347,765.23	3.854	71.57	735	85.73
2,500,000.00 -3,000,000.00	6	$16,606,500.00	13.39	2,767,750.00	3.794	71.87	769	91.24
3,000,000.00 -3,500,000.00	2	$6,818,750.00	5.50	3,409,375.00	3.958	72.40	744	100.00
3,500,000.00 -4,000,000.00	1	$3,937,500.00	3.17	3,937,500.00	3.890	75.00	761	100.00
4,500,000.00 -5,000,000.00	1	$4,875,000.00	3.93	4,875,000.00	3.660	75.00	757	100.00
Total:	**115**	**$124,029,130.06**	**100.00**	**1,078,514.17**	**3.877**	**58.87**	**752**	**73.38**

Group 1 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
125,000.01 - 150,000.00	4	$564,527.20	0.48	141,131.80	4.013	55.99	790	75.99
150,000.01 - 175,000.00	2	$329,715.00	0.28	164,857.50	4.833	58.14	771	50.76
200,000.01 - 225,000.00	1	$211,731.96	0.18	211,731.96	3.718	46.54	746	NO DATA
225,000.01 - 250,000.00	3	$703,333.28	0.59	234,444.43	3.645	16.70	767	100.00
250,000.01 - 275,000.00	2	$530,541.91	0.45	265,270.96	3.645	31.90	746	NO DATA
275,000.01 - 300,000.00	3	$870,722.82	0.73	290,240.94	3.777	18.84	755	66.47
300,000.01 - 333,700.00	1	$303,000.00	0.26	303,000.00	3.890	16.83	807	100.00
333,700.01 - 350,000.00	2	$688,136.38	0.58	344,068.19	3.664	29.75	764	50.86
350,000.01 - 500,000.00	14	$6,078,125.07	5.12	434,151.79	3.878	58.50	750	57.65
500,000.01 -1,000,000.00	48	$36,722,819.50	30.94	765,058.74	3.889	53.50	747	65.24
1,000,000.00 -1,500,000.00	13	$16,304,811.35	13.74	1,254,216.26	4.012	49.95	755	55.74
1,500,000.00 -2,000,000.00	9	$16,538,675.44	13.93	1,837,630.60	3.805	52.99	757	79.06
2,000,000.00 -2,500,000.00	4	$9,413,826.16	7.93	2,353,456.54	3.910	67.41	716	100.00
2,500,000.00 -3,000,000.00	5	$13,810,000.00	11.63	2,762,000.00	3.834	72.25	765	100.00
3,000,000.00 -3,500,000.00	2	$6,818,750.00	5.74	3,409,375.00	3.958	72.40	744	100.00
3,500,000.00 -4,000,000.00	1	$3,937,500.00	3.32	3,937,500.00	3.890	75.00	761	100.00
4,500,000.00 -5,000,000.00	1	$4,875,000.00	4.11	4,875,000.00	3.660	75.00	757	100.00
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
3.500 - 3.999	94	$94,888,450.38	79.94	1,009,451.60	3.722	58.53	750	77.53
4.000 - 4.499	13	$16,614,521.26	14.00	1,278,040.10	4.242	60.39	752	82.83
4.500 - 4.999	5	$4,935,879.54	4.16	987,175.91	4.662	63.68	763	32.09
5.000 - 5.499	1	$162,364.89	0.14	162,364.89	5.300	46.06	746	NO DATA
5.500 - 5.999	1	$1,100,000.00	0.93	1,100,000.00	5.500	19.30	746	100.00
7.000 - 7.499	1	$1,000,000.00	0.84	1,000,000.00	7.150	29.41	746	100.00
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 1 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 60	73	$86,213,846.05	72.63	1,181,011.59	3.812	59.83	752	100.00
61 - 120	5	$3,817,286.61	3.22	763,457.32	5.091	54.92	746	85.43
121 - 180	27	$21,767,270.81	18.34	806,195.22	3.904	56.38	746	5.05
301 - 360	10	$6,902,812.60	5.82	690,281.26	4.013	48.39	750	6.34
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 6	21	$27,268,834.74	22.97	1,298,515.94	3.695	64.94	749	81.18
6 - 12	13	$12,123,857.85	10.21	932,604.45	3.733	61.65	740	68.76
13 - 18	57	$57,975,406.67	48.84	1,017,112.40	3.925	59.55	756	80.96
19 - 24	10	$10,055,201.91	8.47	1,005,520.19	3.832	36.57	747	85.44
25 - 30	9	$6,953,052.27	5.86	772,561.36	3.982	54.14	741	23.01
31 - 36	4	$3,324,862.63	2.80	831,215.66	4.151	55.62	749	72.51
61+	1	$1,000,000.00	0.84	1,000,000.00	7.150	29.41	746	100.00
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	17	$12,147,992.60	10.23	714,587.80	4.040	19.18	738	73.78
25.01 - 30.00	9	$7,525,671.45	6.34	836,185.72	4.148	28.09	761	86.09
30.01 - 35.00	8	$6,598,773.15	5.56	824,846.64	3.645	31.94	748	58.41
35.01 - 40.00	3	$2,348,864.50	1.98	782,954.83	3.754	36.06	746	NO DATA
40.01 - 45.00	4	$3,680,793.66	3.10	920,198.42	3.792	42.07	738	56.97
45.01 - 50.00	10	$5,972,669.82	5.03	597,266.98	3.918	48.74	752	44.13
50.01 - 55.00	5	$4,270,810.98	3.60	854,162.20	4.092	51.86	788	74.49
55.01 - 60.00	4	$3,785,527.20	3.19	946,381.80	3.652	59.36	751	96.42
60.01 - 65.00	9	$12,455,816.67	10.49	1,383,979.63	3.853	62.51	746	87.87
65.01 - 70.00	12	$16,304,300.11	13.74	1,358,691.68	3.885	68.42	753	100.00
70.01 - 75.00	15	$26,577,461.47	22.39	1,771,830.76	3.857	74.54	755	84.04
75.01 - 80.00	12	$12,165,387.13	10.25	1,013,782.26	3.880	78.47	741	71.91
80.01 - 85.00	3	$1,802,884.56	1.52	600,961.52	3.682	82.82	746	NO DATA
85.01 - 90.00	2	$1,250,000.00	1.05	625,000.00	3.760	87.71	793	100.00
105.01 - 110.00	1	$570,048.97	0.48	570,048.97	3.581	105.66	741	100.00
115.01 - 120.00	1	$1,244,213.80	1.05	1,244,213.80	3.630	119.05	746	NO DATA
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	4	$1,672,136.77	1.41	418,034.19	3.896	57.33	746	29.42
Owner Occupied	99	$97,661,072.24	82.27	986,475.48	3.900	56.13	750	74.80
Second Home	12	$19,368,007.06	16.32	1,614,000.59	3.787	69.77	754	90.20
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Cooperative	18	$14,446,616.16	12.17	802,589.79	3.866	37.46	736	67.64
Condominium	5	$6,064,047.67	5.11	1,212,809.53	3.854	71.45	756	73.05
PUD	1	$2,000,000.00	1.68	2,000,000.00	3.559	59.26	704	100.00
Single Family	91	$96,190,552.24	81.04	1,057,039.04	3.892	60.67	754	77.77
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 1 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Construction - Permanent	1	$579,173.51	0.49	579,173.51	3.790	54.55	746	NO DATA
Purchase	73	$72,002,330.46	60.66	986,333.29	3.873	59.13	750	71.10
Refinance Cash Out	25	$27,018,409.37	22.77	1,080,736.37	3.956	52.31	748	80.57
Refinance No Cash Out	16	$19,101,302.73	16.09	1,193,831.42	3.813	64.23	759	94.52
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
California	11	$18,212,987.23	15.34	1,655,726.11	3.794	65.15	772	97.70
Colorado	3	$4,452,000.00	3.75	1,484,000.00	4.078	67.28	722	100.00
Connecticut	15	$21,128,192.66	17.80	1,408,546.18	3.987	53.92	752	80.45
Florida	14	$9,486,021.22	7.99	677,572.94	3.654	56.56	748	87.19
Minnesota	4	$2,628,834.45	2.21	657,208.61	3.955	58.54	746	NO DATA
New Jersey	4	$2,094,693.00	1.76	523,673.25	3.765	48.45	756	46.06
New Mexico	1	$3,000,000.00	2.53	3,000,000.00	3.630	75.00	792	100.00
New York	48	$46,310,085.04	39.01	964,793.44	3.946	53.60	742	66.61
Rhode Island	1	$4,875,000.00	4.11	4,875,000.00	3.660	75.00	757	100.00
Texas	5	$2,668,582.07	2.25	533,716.41	3.790	70.82	736	92.07
Other	9	$3,844,820.40	3.24	427,202.27	3.832	65.09	759	35.19
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
15 YR 1YR LIBOR 2/6 CAP	17	$13,973,624.70	11.77	821,977.92	3.859	51.86	746	NO DATA
15 YR 1YR LIBOR NO CAP	6	$5,015,302.31	4.23	835,883.72	3.656	85.14	746	NO DATA
30 YR ARM LIBOR	1	$670,830.13	0.57	670,830.13	3.901	21.54	746	NO DATA
30 YR ARM T-BILL	9	$6,465,312.60	5.45	718,368.07	3.990	48.29	746	NO DATA
5 YR FIXED INTEREST /25/1YR LIBOR	1	$437,500.00	0.37	437,500.00	4.350	50.00	803	100.00
5 YR FIXED (IO), 10 YR LIBOR ARM	66	$78,775,469.01	66.35	1,193,567.71	3.858	61.23	753	100.00
5YR ARM -LIBOR BASED (IO)	8	$8,538,377.04	7.19	1,067,297.13	3.607	41.67	745	100.00
7 YEAR ARM-PRIME QUARTERLY	1	$162,364.89	0.14	162,364.89	5.300	46.06	746	NO DATA
ARM - 1 YR CMT	2	$1,007,513.67	0.85	503,756.84	4.021	39.66	746	NO DATA
ARM - LIBOR	1	$258,394.52	0.22	258,394.52	3.661	29.98	746	NO DATA
ARM 5 YR FIXED INTEREST ONLY 10 YR T-BILL	1	$2,261,000.00	1.90	2,261,000.00	4.350	69.57	746	100.00
ARM 7 YR LIBOR QUARTERLY	2	$1,135,527.20	0.96	567,763.60	6.864	32.70	746	88.06
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
651 - 675	3	$5,346,576.16	4.50	1,782,192.05	3.806	68.40	666	100.00
676 - 700	3	$3,800,000.00	3.20	1,266,666.67	3.645	47.62	693	100.00
701 - 725	9	$11,807,697.63	9.95	1,311,966.40	3.848	53.71	717	100.00
726 - 750	57	$47,375,536.90	39.91	831,149.77	3.963	54.49	744	41.55
751 - 775	17	$26,229,851.96	22.10	1,542,932.47	3.806	66.75	763	100.00
776 - 800	18	$16,310,800.11	13.74	906,155.56	3.854	63.84	788	100.00
801 - 825	8	$7,830,753.31	6.60	978,844.16	3.918	47.85	808	100.00
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

Group 1 - Periodic Rate Caps of Mortgage Loans

Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2	56	$60,804,285.19	51.22	1,085,790.81	3.926	57.51	749	63.36
5	3	$2,235,527.20	1.88	745,175.73	6.193	26.11	746	93.94
Uncapped	56	$55,661,403.68	46.89	993,953.64	3.740	60.61	753	90.53
Total:	**115**	**$118,701,216.07**	**100.00**	**1,032,184.49**	**3.882**	**58.38**	**751**	**76.67**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group II

Group 2 - Original Principal Balances of Mortgage Loans								
Range ($)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
100,000.01 - 125,000.00	1	$122,326.05	0.23	122,326.05	6.050	18.26	746	100.00
125,000.01 - 150,000.00	2	$290,000.00	0.55	145,000.00	6.171	42.91	746	NO DATA
225,000.01 - 250,000.00	2	$471,473.02	0.89	235,736.51	5.850	43.66	746	NO DATA
250,000.01 - 275,000.00	2	$537,163.69	1.02	268,581.85	5.090	73.60	746	NO DATA
275,000.01 - 300,000.00	2	$589,086.33	1.11	294,543.17	5.477	17.10	746	100.00
333,700.01 - 350,000.00	3	$1,040,698.00	1.97	346,899.33	5.799	34.84	746	100.00
350,000.01 - 500,000.00	13	$5,741,989.41	10.86	441,691.49	5.463	37.09	746	60.02
500,000.01 -1,000,000.00	21	$16,342,715.69	30.92	778,224.56	5.187	43.44	746	77.14
1,000,000.00 -1,500,000.00	9	$10,712,795.60	20.27	1,190,310.62	4.848	47.97	746	84.48
1,500,000.00 -2,000,000.00	3	$6,000,000.00	11.35	2,000,000.00	5.033	59.35	746	100.00
2,000,000.00 -2,500,000.00	1	$2,500,000.00	4.73	2,500,000.00	4.050	13.87	746	100.00
2,500,000.00 -3,000,000.00	3	$8,508,219.01	16.10	2,836,073.00	5.692	65.20	746	65.82
Total:	**62**	**$52,856,466.80**	**100.00**	**852,523.66**	**5.186**	**47.36**	**746**	**77.48**

Group 2 - Principal Balances of Mortgage Loans as of Cutoff Date								
Range ($)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
100,000.01 - 125,000.00	1	$122,326.05	0.23	122,326.05	6.050	18.26	746	100.00
125,000.01 - 150,000.00	2	$266,437.65	0.51	133,218.83	6.178	42.23	746	NO DATA
225,000.01 - 250,000.00	3	$693,767.80	1.33	231,255.93	5.885	53.69	746	NO DATA
250,000.01 - 275,000.00	1	$266,106.11	0.51	266,106.11	4.250	74.46	746	NO DATA
275,000.01 - 300,000.00	2	$589,086.33	1.13	294,543.17	5.477	17.10	746	100.00
333,700.01 - 350,000.00	3	$1,040,698.00	2.00	346,899.33	5.799	34.84	746	100.00
350,000.01 - 500,000.00	13	$5,632,179.51	10.80	433,244.58	5.457	36.91	746	61.19
500,000.01 -1,000,000.00	22	$17,227,472.87	33.03	783,066.95	5.159	45.39	746	78.98
1,000,000.00 -1,500,000.00	8	$9,402,993.27	18.03	1,175,374.16	4.863	43.93	746	85.61
1,500,000.00 -2,000,000.00	3	$6,000,000.00	11.50	2,000,000.00	5.033	59.35	746	100.00
2,000,000.00 -2,500,000.00	1	$2,500,000.00	4.79	2,500,000.00	4.050	13.87	746	100.00
2,500,000.00 -3,000,000.00	3	$8,416,132.23	16.14	2,805,377.41	5.693	65.30	746	66.54
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Current Mortgage Rates of Mortgage Loans								
Mortgage Rates (%)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
4.000 - 4.499	14	$13,564,334.21	26.01	968,881.02	4.218	46.66	746	84.75
4.500 - 4.999	11	$11,526,047.68	22.10	1,047,822.52	4.720	45.97	746	94.16
5.000 - 5.499	5	$3,635,758.96	6.97	727,151.79	5.193	42.42	746	80.23
5.500 - 5.999	19	$15,112,134.78	28.97	795,375.51	5.736	43.47	746	60.98
6.000 - 6.499	9	$3,672,008.53	7.04	408,000.95	6.152	43.60	746	63.01
6.500 - 6.999	4	$4,646,915.66	8.91	1,161,728.92	6.600	70.18	746	89.55
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Stated Remaining Term to Maturity of Mortgage Loans								
Remaining Term (mos)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
121 - 180	29	$27,714,058.49	53.14	955,657.19	5.325	49.91	746	80.29
301 - 360	33	$24,443,141.33	46.86	740,701.25	5.026	44.06	746	76.52
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Seasoning of Mortgage Loans								
Seasoning(mos)	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
7 - 12	2	$1,430,333.33	2.74	715,166.67	4.780	24.99	746	100.00
13 - 18	22	$22,591,048.56	43.31	1,026,865.84	4.446	46.99	746	87.86
19 - 24	13	$11,648,633.42	22.33	896,048.72	5.321	44.45	746	65.54
25 - 30	12	$10,800,420.26	20.71	900,035.02	6.211	56.64	746	82.16
31 - 36	13	$5,686,764.25	10.90	437,443.40	5.996	41.05	746	55.70
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 2 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	14	$8,520,542.58	16.34	608,610.18	5.184	15.33	746	91.70
25.01 - 30.00	4	$4,080,965.21	7.82	1,020,241.30	4.943	26.78	746	77.37
30.01 - 35.00	6	$3,629,800.30	6.96	604,966.72	5.027	32.74	746	76.35
35.01 - 40.00	4	$3,690,300.00	7.08	922,575.00	5.082	39.28	746	100.00
40.01 - 45.00	4	$4,119,547.50	7.90	1,029,886.88	4.958	42.62	746	91.03
45.01 - 50.00	9	$8,288,766.91	15.89	920,974.10	5.468	48.51	746	69.70
50.01 - 55.00	3	$1,680,447.71	3.22	560,149.24	4.959	53.93	746	65.46
55.01 - 60.00	4	$5,742,848.17	11.01	1,435,712.04	5.389	56.66	746	43.97
60.01 - 65.00	1	$1,097,998.61	2.11	1,097,998.61	4.300	61.00	746	100.00
65.01 - 70.00	1	$1,250,000.00	2.40	1,250,000.00	4.300	69.44	746	100.00
70.01 - 75.00	6	$4,211,855.58	8.08	701,975.93	4.767	72.47	746	70.92
75.01 - 80.00	5	$2,844,127.25	5.45	568,825.45	5.006	78.24	746	71.55
90.01 - 95.00	1	$3,000,000.00	5.75	3,000,000.00	6.550	93.75	746	100.00
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	2	$1,010,451.95	1.94	505,225.98	6.004	54.05	746	51.96
Owner Occupied	60	$51,146,747.87	98.06	852,445.80	5.169	47.03	746	79.05
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Cooperative	20	$10,713,508.45	20.54	535,675.42	5.051	41.02	746	61.06
Condominium	3	$1,999,000.00	3.83	666,333.33	4.835	39.27	746	100.00
Single Family	39	$39,444,691.37	75.63	1,011,402.34	5.239	49.24	746	82.18
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Construction - Permanent	1	$3,000,000.00	5.75	3,000,000.00	6.550	93.75	746	100.00
Purchase	44	$36,798,978.46	70.55	836,340.42	5.049	45.93	746	75.45
Refinance Cash Out	10	$7,260,081.54	13.92	726,008.15	5.363	45.15	746	83.21
Refinance No Cash Out	7	$5,098,139.82	9.78	728,305.69	5.113	31.61	746	81.37
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
ARM 5 YR (IO) 10 YR LIBOR	21	$22,252,028.02	42.66	1,059,620.38	5.276	48.58	746	100.00
ARM 5 YR FIXED/10 YR T-BILL	1	$450,053.02	0.86	450,053.02	4.300	51.13	746	NO DATA
ARM 5 YR INTEREST/25 YR LIBOR (IO)	20	$17,139,826.71	32.86	856,991.34	4.883	43.02	746	100.00
ARM 5 YR INTEREST/25 YR T-BILL (IO)	3	$1,563,024.05	3.00	521,008.02	5.349	50.98	746	100.00
ARM 5 YR LIBOR QUARTERLY	5	$1,956,021.36	3.75	391,204.27	5.576	53.29	746	NO DATA
ARM 5 YR/25 YR LIBOR	7	$3,082,017.63	5.91	440,288.23	5.634	39.75	746	NO DATA
ARM 5 YR/25 YR T-BILL	3	$2,658,272.94	5.10	886,090.98	5.056	51.68	746	NO DATA
ARM 7 YR LIBOR QUARTERLY	2	$3,055,956.09	5.86	1,527,978.05	5.674	57.25	746	NO DATA
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 2 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Arizona	1	$1,000,000.00	1.92	1,000,000.00	6.000	45.45	746	100.00
California	2	$1,818,758.96	3.49	909,379.48	5.179	44.72	746	60.48
Connecticut	11	$12,341,028.56	23.66	1,121,911.69	5.009	51.68	746	73.93
Florida	2	$3,517,226.66	6.74	1,758,613.33	6.226	90.91	746	100.00
Maine	1	$583,006.19	1.12	583,006.19	5.850	80.00	746	NO DATA
New Jersey	4	$2,672,326.05	5.12	668,081.51	5.489	36.40	746	100.00
New York	38	$28,513,280.39	54.67	750,349.48	5.018	40.01	746	79.06
Pennsylvania	1	$1,000,000.00	1.92	1,000,000.00	5.650	50.00	746	100.00
Other	2	$711,573.01	1.36	355,786.51	6.328	57.80	746	NO DATA
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
726 - 750	62	$52,157,199.82	100.00	841,245.16	5.185	47.17	746	78.52
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

Group 2 - Periodic Rate Caps of Mortgage Loans

Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off	% of Aggregate Principal Balance as of Cut-off	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2	7	$4,671,350.0	8.96	667,335.7	5.081	51.39	746	33.46
5	55	$47,485,849.8	91.04	863,379.0	5.195	46.75	746	82.95
Total:	**62**	**$52,157,199.82**	**100.00**	**841,245.16**	**5.185**	**47.17**	**746**	**78.52**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group III

Group 3 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	1	$95,944.34	0.04	95,944.34	4.550	18.28	746	NO DATA
125,000.01 - 150,000.00	5	$729,688.12	0.33	145,937.62	4.436	36.88	749	41.11
150,000.01 - 175,000.00	1	$168,750.00	0.08	168,750.00	5.150	73.37	746	100.00
175,000.01 - 200,000.00	6	$1,181,806.60	0.54	196,967.77	4.566	27.53	738	50.09
200,000.01 - 225,000.00	5	$1,050,126.96	0.48	210,025.39	4.649	55.86	735	56.29
225,000.01 - 250,000.00	7	$1,666,121.40	0.76	238,017.34	4.902	50.88	744	28.55
250,000.01 - 275,000.00	4	$1,043,500.00	0.47	260,875.00	4.723	70.80	746	NO DATA
275,000.01 - 300,000.00	10	$2,905,781.36	1.32	290,578.14	4.697	46.03	756	99.72
300,000.01 - 333,700.00	3	$918,775.46	0.42	306,258.49	4.755	31.48	732	67.24
350,000.01 - 500,000.00	42	$18,299,819.81	8.32	435,710.00	4.853	44.46	747	52.72
500,000.01 -1,000,000.00	99	$77,124,618.09	35.05	779,036.55	4.572	44.85	744	72.08
1,000,000.00 -1,500,000.00	40	$48,981,270.97	22.26	1,224,531.77	4.526	51.45	749	83.36
1,500,000.00 -2,000,000.00	15	$27,151,700.23	12.34	1,810,113.35	4.710	50.41	752	69.16
2,000,000.00 -2,500,000.00	10	$22,960,000.00	10.44	2,296,000.00	4.536	62.38	740	64.59
2,500,000.00 -3,000,000.00	4	$11,725,000.00	5.33	2,931,250.00	4.822	50.09	733	100.00
4,000,000.00 -4,500,000.00	1	$4,025,000.00	1.83	4,025,000.00	4.900	70.00	759	100.00
Total:	**253**	**$220,027,903.34**	**100.00**	**869,675.51**	**4.624**	**49.62**	**746**	**73.20**

Group 3 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	1	$93,794.90	0.04	93,794.90	4.550	18.28	746	NO DATA
125,000.01 - 150,000.00	5	$719,978.87	0.34	143,995.77	4.433	36.70	749	41.67
150,000.01 - 175,000.00	2	$335,115.65	0.16	167,557.83	5.076	63.80	727	100.00
175,000.01 - 200,000.00	7	$1,361,931.31	0.64	194,561.62	4.535	34.22	730	43.47
200,000.01 - 225,000.00	5	$1,075,426.55	0.51	215,085.31	5.045	57.47	755	39.50
225,000.01 - 250,000.00	6	$1,425,756.50	0.67	237,626.08	4.686	49.90	743	33.37
250,000.01 - 275,000.00	3	$772,237.38	0.36	257,412.46	4.633	69.49	746	NO DATA
275,000.01 - 300,000.00	12	$3,491,547.37	1.64	290,962.28	4.659	49.76	754	91.59
300,000.01 - 333,700.00	2	$617,749.68	0.29	308,874.84	5.099	16.83	725	100.00
333,700.01 - 350,000.00	1	$348,110.88	0.16	348,110.88	5.000	40.45	746	NO DATA
350,000.01 - 500,000.00	45	$19,198,322.89	9.03	426,629.40	4.833	44.58	747	57.48
500,000.01 -1,000,000.00	98	$75,986,120.79	35.73	775,368.58	4.558	45.43	744	74.35
1,000,000.00 -1,500,000.00	38	$46,384,916.91	21.81	1,220,655.71	4.542	49.54	748	87.18
1,500,000.00 -2,000,000.00	14	$24,951,029.34	11.73	1,782,216.38	4.689	51.49	751	70.85
2,000,000.00 -2,500,000.00	9	$20,126,512.32	9.47	2,236,279.15	4.560	66.47	739	68.22
2,500,000.00 -3,000,000.00	4	$11,725,000.00	5.51	2,931,250.00	4.822	50.09	733	100.00
4,000,000.00 -4,500,000.00	1	$4,025,000.00	1.89	4,025,000.00	4.900	70.00	759	100.00
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
3.500 - 3.999	1	$2,149,626.92	1.01	2,149,626.92	3.800	65.67	746	NO DATA
4.000 - 4.499	102	$87,296,689.86	41.05	855,849.90	4.255	45.52	746	80.75
4.500 - 4.999	93	$79,246,015.96	37.27	852,107.70	4.710	55.33	744	75.48
5.000 - 5.499	46	$38,597,641.95	18.15	839,079.17	5.144	47.21	747	78.47
5.500 - 5.999	6	$2,908,857.54	1.37	484,809.59	5.529	39.17	746	16.48
6.000 - 6.499	2	$923,007.99	0.43	461,504.00	6.197	38.30	746	NO DATA
6.500 - 6.999	3	$1,516,711.12	0.71	505,570.37	6.585	70.81	746	NO DATA
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
121 - 180	89	$68,805,277.40	32.36	773,093.00	4.592	47.44	746	50.19
301 - 360	164	$143,833,273.94	67.64	877,032.16	4.639	50.85	745	87.97
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 3 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 6	1	$1,000,000.00	0.47	1,000,000.00	4.650	68.97	742	100.00
7 - 12	20	$24,846,167.04	11.68	1,242,308.35	4.668	52.45	740	73.69
13 - 18	164	$136,997,333.97	64.43	835,349.60	4.421	49.22	746	77.35
19 - 24	63	$47,355,331.22	22.27	751,671.92	5.094	49.01	746	75.57
31 - 36	2	$701,269.20	0.33	350,634.60	6.260	44.10	746	NO DATA
37 - 42	3	$1,738,449.91	0.82	579,483.30	6.510	64.32	746	NO DATA
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	40	$26,103,535.99	12.28	652,588.40	4.647	17.06	749	73.98
25.01 - 30.00	19	$15,247,189.68	7.17	802,483.67	4.475	27.09	744	93.62
30.01 - 35.00	15	$12,625,365.75	5.94	841,691.05	4.686	32.48	736	90.30
35.01 - 40.00	24	$19,141,659.90	9.00	797,569.16	4.663	37.10	755	75.40
40.01 - 45.00	29	$25,086,190.11	11.80	865,041.04	4.532	42.79	736	89.28
45.01 - 50.00	21	$16,301,788.28	7.67	776,275.63	4.621	48.38	753	59.43
50.01 - 55.00	14	$8,558,951.22	4.03	611,353.66	4.601	53.67	749	66.88
55.01 - 60.00	11	$8,214,486.49	3.86	746,771.50	4.556	58.00	745	83.81
60.01 - 65.00	12	$12,718,782.69	5.98	1,059,898.56	4.737	62.68	746	66.70
65.01 - 70.00	24	$27,037,633.03	12.72	1,126,568.04	4.499	68.37	755	67.43
70.01 - 75.00	24	$25,666,862.99	12.07	1,069,452.62	4.765	73.14	733	71.73
75.01 - 80.00	16	$14,000,600.94	6.58	875,037.56	4.684	78.57	741	74.14
80.01 - 85.00	2	$484,590.87	0.23	242,295.44	5.527	82.98	746	NO DATA
85.01 - 90.00	1	$465,000.00	0.22	465,000.00	4.900	88.57	679	100.00
95.01 - 100.00	1	$985,913.40	0.46	985,913.40	4.750	98.59	784	100.00
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	4	$2,385,000.00	1.12	596,250.00	4.528	50.33	746	100.00
Owner Occupied	226	$193,241,034.65	90.88	855,048.83	4.621	49.23	745	77.49
Second Home	23	$17,012,516.69	8.00	739,674.64	4.664	55.54	744	52.61
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2-4 Family	1	$2,066,122.26	0.97	2,066,122.26	4.500	70.00	746	NO DATA
Cooperative	52	$37,428,074.31	17.60	719,770.66	4.607	42.30	749	82.69
Condominium	5	$5,759,626.41	2.71	1,151,925.28	5.207	65.65	753	69.88
PUD	1	$554,689.95	0.26	554,689.95	4.300	45.53	746	NO DATA
Single Family	194	$166,830,038.41	78.46	859,948.65	4.610	50.63	744	75.58
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Construction - Permanent	1	$972,275.25	0.46	972,275.25	4.200	25.59	716	100.00
Purchase	136	$116,233,684.79	54.66	854,659.45	4.606	53.36	745	78.47
Refinance Cash Out	60	$53,363,683.14	25.10	889,394.72	4.667	46.54	745	74.60
Refinance No Cash Out	56	$42,068,908.16	19.79	751,230.50	4.628	44.38	747	69.13
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 3 - Product Type of Mortgage Loans								
Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
5 YR FIXED INTEREST /25/1YR LIBOR	110	$101,175,482.89	47.58	919,777.12	4.556	51.40	745	95.72
5 YR FIXED INTEREST/10/1YR LIBOR (IO)	27	$23,510,255.77	11.06	870,750.21	4.389	38.11	746	100.00
5 YR FIXED/10/1YR LIBOR	33	$26,575,443.25	12.50	805,316.46	4.342	57.19	746	NO DATA
ARM 5 YR (IO) 10 YR LIBOR	13	$11,024,318.66	5.18	848,024.51	4.862	49.69	746	100.00
ARM 5 YR INTEREST/25 YR LIBOR (IO)	19	$15,867,215.05	7.46	835,116.58	4.779	44.63	746	100.00
ARM 5 YR INTEREST/25 YR T-BILL (IO)	12	$13,821,176.26	6.50	1,151,764.69	4.931	49.38	746	100.00
ARM 5 YR LIBOR QUARTERLY	6	$4,202,063.76	1.98	700,343.96	5.000	44.16	746	NO DATA
ARM 5 YR/25 YR LIBOR	10	$4,669,744.42	2.20	466,974.44	5.018	42.54	746	NO DATA
ARM 5 YR/25 YR T-BILL	3	$1,828,028.43	0.86	609,342.81	4.734	56.72	746	NO DATA
ARM 7 YR LIBOR QUARTERLY	11	$5,953,301.37	2.80	541,209.22	5.362	44.83	746	NO DATA
ARM 7 YR/23 YR LIBOR	3	$1,870,246.22	0.88	623,415.41	4.871	70.04	717	NO DATA
ARM 7 YR/23 YR T-BILL	4	$981,431.70	0.46	245,357.93	5.205	55.27	746	NO DATA
ARM 7/8 MRTR	2	$1,159,843.56	0.55	579,921.78	5.917	71.60	746	NO DATA
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Geographical Distribution of Mortgages Loans								
State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Arizona	4	$3,489,909.47	1.64	872,477.37	4.434	65.15	743	36.69
California	31	$27,904,397.82	13.12	900,141.87	4.402	54.10	745	54.44
Colorado	5	$3,634,427.15	1.71	726,885.43	4.842	52.55	756	41.27
Connecticut	41	$43,165,971.18	20.30	1,052,828.57	4.783	41.95	736	87.14
District of Columbia	4	$2,329,365.49	1.10	582,341.37	4.733	55.70	746	66.58
Florida	10	$6,323,290.80	2.97	632,329.08	4.665	50.47	740	69.65
Maryland	5	$3,603,783.00	1.69	720,756.60	4.591	49.71	760	84.30
Minnesota	8	$4,165,246.84	1.96	520,655.86	4.533	48.44	773	10.80
New Jersey	19	$18,397,893.30	8.65	968,310.17	4.537	58.77	758	95.73
New York	105	$85,508,179.10	40.21	814,363.61	4.638	48.05	744	81.08
Texas	6	$5,146,246.52	2.42	857,707.75	4.663	62.98	758	85.15
Other	15	$8,969,840.67	4.22	597,989.38	4.549	55.21	749	52.60
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Fico Scores of Mortgage Loans								
Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
651 - 675	8	$9,000,881.35	4.23	1,125,110.17	4.565	52.20	659	100.00
676 - 700	9	$5,413,916.12	2.55	601,546.24	4.489	59.55	686	92.87
701 - 725	14	$10,855,738.72	5.11	775,409.91	4.621	42.23	708	87.52
726 - 750	171	$140,920,515.37	66.27	824,096.58	4.668	48.41	744	66.07
751 - 775	20	$22,941,243.81	10.79	1,147,062.19	4.531	61.78	765	99.43
776 - 800	26	$17,661,084.78	8.31	679,272.49	4.535	47.45	788	100.00
801 - 825	4	$5,095,171.19	2.40	1,273,792.80	4.445	43.76	811	63.10
826+	1	$750,000.00	0.35	750,000.00	4.200	35.71	833	100.00
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

Group 3 - Periodic Rate Caps of Mortgage Loans								
Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2	191	$169,051,661.86	79.50	885,087.23	4.545	50.52	745	79.37
5	59	$41,716,643.26	19.62	707,061.75	4.933	45.71	746	64.46
Uncapped	3	$1,870,246.22	0.88	623,415.41	4.871	70.04	717	NO DATA
Total:	**253**	**$212,638,551.34**	**100.00**	**840,468.58**	**4.624**	**49.75**	**745**	**75.75**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group IV

Group 4 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	3	$291,609.77	0.17	97,203.26	5.209	16.53	756	34.29
100,000.01 - 125,000.00	1	$118,052.14	0.07	118,052.14	5.100	5.76	776	NO DATA
150,000.01 - 175,000.00	4	$664,539.92	0.39	166,134.98	4.772	49.95	733	24.60
175,000.01 - 200,000.00	6	$1,177,359.92	0.70	196,226.65	4.843	34.66	748	65.91
200,000.01 - 225,000.00	4	$835,892.37	0.50	208,973.09	5.215	48.32	757	25.68
225,000.01 - 250,000.00	3	$720,611.39	0.43	240,203.80	5.784	52.16	748	NO DATA
250,000.01 - 275,000.00	5	$1,305,962.79	0.77	261,192.56	5.234	41.34	744	39.99
275,000.01 - 300,000.00	8	$2,331,099.48	1.38	291,387.44	4.860	48.54	744	NO DATA
300,000.01 - 333,700.00	4	$1,305,003.53	0.77	326,250.88	5.116	48.68	725	50.11
333,700.01 - 350,000.00	1	$350,000.00	0.21	350,000.00	4.350	42.94	762	100.00
350,000.01 - 500,000.00	29	$12,520,173.94	7.42	431,730.14	4.948	49.94	748	52.21
500,000.01 -1,000,000.00	64	$48,601,473.60	28.81	759,398.03	4.892	49.77	747	47.72
1,000,000.00 -1,500,000.00	32	$39,078,363.49	23.17	1,221,198.86	4.778	49.98	748	73.22
1,500,000.00 -2,000,000.00	14	$25,801,822.31	15.30	1,842,987.31	4.641	58.66	739	79.03
2,000,000.00 -2,500,000.00	6	$13,739,342.27	8.14	2,289,890.38	4.905	51.75	753	61.51
2,500,000.00 -3,000,000.00	3	$8,360,000.00	4.96	2,786,666.67	4.563	59.87	736	99.99
3,000,000.00 -3,500,000.00	2	$6,788,000.00	4.02	3,394,000.00	4.402	74.02	740	99.85
4,500,000.00 -5,000,000.00	1	$4,700,000.00	2.79	4,700,000.00	5.000	81.03	707	65.96
Total:	**190**	**$168,689,306.92**	**100.00**	**887,838.46**	**4.807**	**53.41**	**744**	**64.14**

Group 4 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	3	$285,849.66	0.17	95,283.22	5.197	16.56	756	34.98
100,000.01 - 125,000.00	1	$115,378.77	0.07	115,378.77	5.100	5.76	776	NO DATA
125,000.01 - 150,000.00	1	$149,030.34	0.09	149,030.34	5.050	42.88	746	NO DATA
150,000.01 - 175,000.00	3	$487,912.54	0.30	162,637.51	4.676	53.17	729	33.51
175,000.01 - 200,000.00	7	$1,355,485.44	0.82	193,640.78	4.842	33.30	746	57.25
200,000.01 - 225,000.00	4	$833,320.73	0.51	208,330.18	5.579	50.10	759	25.76
225,000.01 - 250,000.00	3	$708,531.90	0.43	236,177.30	5.288	64.12	745	NO DATA
250,000.01 - 275,000.00	7	$1,852,612.86	1.12	264,658.98	5.064	35.98	734	28.19
275,000.01 - 300,000.00	5	$1,449,792.37	0.88	289,958.47	4.919	54.36	758	NO DATA
300,000.01 - 333,700.00	4	$1,283,908.93	0.78	320,977.23	5.107	48.93	724	50.94
333,700.01 - 350,000.00	2	$695,441.71	0.42	347,720.86	4.623	55.39	754	50.33
350,000.01 - 500,000.00	28	$12,015,179.89	7.28	429,113.57	4.946	49.39	748	54.40
500,000.01 -1,000,000.00	65	$48,744,051.45	29.54	749,908.48	4.910	49.11	747	47.58
1,000,000.00 -1,500,000.00	31	$37,830,643.40	22.93	1,220,343.34	4.739	51.06	748	75.64
1,500,000.00 -2,000,000.00	15	$27,320,863.88	16.56	1,821,390.93	4.645	57.48	741	80.58
2,000,000.00 -2,500,000.00	5	$11,637,552.85	7.05	2,327,510.57	4.931	54.19	751	58.66
2,500,000.00 -3,000,000.00	3	$8,359,335.00	5.07	2,786,445.00	4.563	59.87	736	100.00
3,000,000.00 -3,500,000.00	3	$9,878,000.00	5.99	3,292,666.67	4.589	76.22	730	100.00
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
4.000 - 4.499	46	$46,201,631.48	28.00	1,004,383.29	4.355	59.47	734	87.81
4.500 - 4.999	81	$74,198,832.13	44.97	916,034.96	4.711	52.43	747	64.27
5.000 - 5.499	35	$27,191,061.77	16.48	776,887.48	5.095	50.84	756	61.26
5.500 - 5.999	16	$10,752,525.60	6.52	672,032.85	5.690	45.48	746	22.19
6.000 - 6.499	10	$5,343,148.53	3.24	534,314.85	6.176	47.60	748	NO DATA
6.500 - 6.999	2	$1,315,692.21	0.80	657,846.11	6.595	19.75	746	68.41
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
61 - 120	11	$8,501,417.87	5.15	772,856.17	5.182	46.92	746	84.79
121 - 180	59	$47,433,330.83	28.75	803,954.76	4.841	50.87	746	35.25
301 - 360	120	$109,068,143.02	66.10	908,901.19	4.753	54.81	744	77.27
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 4 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 6	60	$70,374,549.74	42.65	1,172,909.16	4.467	57.13	741	88.24
7 - 12	51	$46,094,411.56	27.94	903,811.99	4.855	56.10	748	82.89
13 - 18	39	$24,768,227.71	15.01	635,082.76	4.785	46.69	746	13.23
19 - 24	19	$12,799,494.44	7.76	673,657.60	5.348	41.22	752	29.08
25 - 30	2	$1,483,688.06	0.90	741,844.03	6.008	32.56	740	NO DATA
31 - 36	19	$9,482,520.21	5.75	499,080.01	6.125	47.53	743	9.49
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	32	$20,178,235.44	12.23	630,569.86	5.062	17.76	743	44.14
25.01 - 30.00	11	$8,749,851.07	5.30	795,441.01	4.905	28.04	750	72.48
30.01 - 35.00	6	$6,069,775.47	3.68	1,011,629.25	4.725	33.13	743	72.06
35.01 - 40.00	20	$16,203,038.62	9.82	810,151.93	4.824	37.97	751	62.46
40.01 - 45.00	10	$6,587,163.35	3.99	658,716.34	5.140	42.38	749	34.73
45.01 - 50.00	17	$17,138,138.51	10.39	1,008,125.79	4.789	48.89	754	55.84
50.01 - 55.00	14	$11,338,432.96	6.87	809,888.07	4.655	53.46	745	68.76
55.01 - 60.00	14	$13,425,463.97	8.14	958,961.71	4.611	59.02	729	78.55
60.01 - 65.00	9	$9,108,472.17	5.52	1,012,052.46	4.656	62.32	756	63.35
65.01 - 70.00	11	$14,787,158.42	8.96	1,344,287.13	4.829	69.40	733	87.52
70.01 - 75.00	17	$13,437,335.87	8.14	790,431.52	4.697	73.57	739	66.51
75.01 - 80.00	23	$19,205,017.21	11.64	835,000.75	4.701	78.73	746	63.81
80.01 - 85.00	2	$3,518,308.66	2.13	1,759,154.33	5.125	81.23	716	88.11
85.01 - 90.00	3	$3,831,500.00	2.32	1,277,166.67	4.461	88.33	756	100.00
90.01 - 95.00	1	$1,425,000.00	0.86	1,425,000.00	5.100	95.00	813	100.00
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	3	$526,560.52	0.32	175,520.17	4.468	64.58	717	69.03
Owner Occupied	163	$141,962,032.07	86.04	870,932.71	4.821	52.27	744	63.53
Second Home	24	$22,514,299.13	13.64	938,095.80	4.681	59.30	751	78.39
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Cooperative	28	$19,814,083.25	12.01	707,645.83	4.832	48.52	748	67.44
Condominium	6	$7,253,329.69	4.40	1,208,888.28	4.433	73.09	741	94.22
PUD	2	$768,950.85	0.47	384,475.43	5.092	58.76	746	70.18
Single Family	154	$137,166,527.93	83.13	890,691.74	4.814	52.88	744	63.77
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Purchase	116	$110,400,043.70	66.91	951,724.51	4.783	55.77	746	74.52
Refinance Cash Out	39	$31,675,902.75	19.20	812,202.63	4.816	47.39	740	51.84
Refinance No Cash Out	35	$22,926,945.27	13.90	655,055.58	4.865	49.33	746	41.47
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 4 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
5 YR FIXED INTEREST /25/1YR LIBOR	80	$84,506,706.71	51.22	1,056,333.83	4.586	57.17	743	99.73
5 YR FIXED INTEREST/10/1YR LIBOR (IO)	13	$16,028,664.29	9.71	1,232,974.18	4.709	54.01	746	100.00
5 YR FIXED/10/1YR LIBOR	18	$15,933,590.30	9.66	885,199.46	4.716	57.13	746	NO DATA
ARM 10 FIXED/5 YR LIBOR (IO)	6	$5,568,806.55	3.37	928,134.43	5.393	54.09	746	100.00
ARM 10 YR/20 YR T-BILL	2	$1,442,185.56	0.87	721,092.78	4.900	72.15	746	NO DATA
ARM 10 YR/5 YR T-BILL	1	$1,022,578.54	0.62	1,022,578.54	5.000	26.23	746	NO DATA
ARM 10/5 1 YR T-BILL	3	$1,639,662.50	0.99	546,554.17	4.774	39.98	746	100.00
ARM 5 YR PRIME QUARTERLY	1	$270,370.28	0.16	270,370.28	4.000	19.43	746	NO DATA
ARM 7 YR LIBOR QUARTERLY	25	$14,302,282.83	8.67	572,091.31	5.074	42.05	746	4.82
ARM 7 YR/23 YR LIBOR	26	$16,577,136.68	10.05	637,582.18	5.388	41.14	749	NO DATA
ARM 7 YR/23 YR T-BILL	11	$6,002,144.58	3.64	545,649.51	5.361	53.05	746	NO DATA
ARM 7/8 MRTR	4	$1,708,762.90	1.04	427,190.73	5.133	45.80	746	NO DATA
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
California	31	$29,976,245.01	18.17	966,975.65	4.667	56.23	740	62.25
Connecticut	20	$21,472,288.96	13.01	1,073,614.45	4.938	42.77	753	59.31
Florida	13	$8,806,098.17	5.34	677,392.17	4.695	72.29	744	75.61
Maine	1	$3,490,000.00	2.12	3,490,000.00	4.450	70.00	734	100.00
Minnesota	4	$2,207,425.86	1.34	551,856.47	4.961	68.56	726	44.17
New Jersey	20	$13,601,399.95	8.24	680,070.00	4.838	50.25	740	55.77
New York	72	$64,948,489.06	39.36	902,062.35	4.834	49.40	745	70.32
Texas	3	$1,955,083.85	1.18	651,694.62	4.960	72.21	756	48.57
Utah	2	$3,446,500.00	2.09	1,723,250.00	5.026	73.77	742	100.00
Other	24	$15,099,360.86	9.15	629,140.04	4.741	57.36	750	53.19
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
651 - 675	6	$7,135,303.80	4.32	1,189,217.30	4.533	59.01	660	96.20
676 - 700	8	$6,084,614.00	3.69	760,576.75	4.441	47.92	691	100.00
701 - 725	16	$13,282,219.15	8.05	830,138.70	4.881	50.79	715	67.26
726 - 750	112	$98,541,137.27	59.72	879,831.58	4.828	53.69	744	54.81
751 - 775	20	$14,932,824.80	9.05	746,641.24	4.793	54.03	764	79.60
776 - 800	23	$21,672,244.59	13.13	942,271.50	4.799	49.40	786	80.12
801 - 825	5	$3,354,548.11	2.03	670,909.62	4.961	69.83	810	91.34
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

Group 4 - Periodic Rate Caps of Mortgage Loans

Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2	132	$128,284,295.38	77.75	971,850.72	4.670	56.12	744	79.47
5	31	$19,871,089.38	12.04	641,002.88	5.164	45.42	746	31.49
Uncapped	27	$16,847,506.96	10.21	623,981.74	5.366	40.79	749	NO DATA
Total:	**190**	**$165,002,891.72**	**100.00**	**868,436.27**	**4.801**	**53.27**	**745**	**65.58**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group V

Group 5 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	4	$397,812.68	0.10	99,453.17	5.680	41.12	745	25.08
100,000.01 - 125,000.00	4	$462,163.18	0.12	115,540.80	5.093	33.12	760	NO DATA
125,000.01 - 150,000.00	1	$150,000.00	0.04	150,000.00	5.350	63.03	746	NO DATA
150,000.01 - 175,000.00	6	$1,009,550.46	0.25	168,258.41	4.971	37.60	756	16.44
175,000.01 - 200,000.00	6	$1,123,979.60	0.28	187,329.93	5.259	41.76	737	NO DATA
200,000.01 - 225,000.00	8	$1,706,119.99	0.43	213,265.00	5.389	37.02	746	38.61
225,000.01 - 250,000.00	20	$4,856,297.04	1.22	242,814.85	5.236	37.19	745	40.30
250,000.01 - 275,000.00	5	$1,321,311.00	0.33	264,262.20	5.326	44.64	741	NO DATA
275,000.01 - 300,000.00	18	$5,332,621.86	1.33	296,256.77	5.132	45.91	743	22.30
300,000.01 - 333,700.00	17	$5,396,806.02	1.35	317,459.18	5.179	42.53	749	11.75
333,700.01 - 350,000.00	10	$3,416,875.56	0.86	341,687.56	5.186	38.59	742	30.15
350,000.01 - 500,000.00	88	$38,243,769.33	9.57	434,588.29	5.198	43.98	751	27.10
500,000.01 -1,000,000.00	207	$158,186,212.32	39.59	764,184.60	5.113	47.25	751	31.31
1,000,000.00 -1,500,000.00	74	$87,352,819.16	21.86	1,180,443.50	5.086	49.70	745	44.48
1,500,000.00 -2,000,000.00	22	$38,215,124.60	9.56	1,737,051.12	4.997	56.48	756	43.63
2,000,000.00 -2,500,000.00	9	$19,695,816.77	4.93	2,188,424.09	5.118	57.61	740	31.94
2,500,000.00 -3,000,000.00	6	$17,056,249.00	4.27	2,842,708.17	4.845	58.21	734	100.00
3,000,000.00 -3,500,000.00	1	$3,500,000.00	0.88	3,500,000.00	5.450	36.08	746	100.00
3,500,000.00 -4,000,000.00	2	$7,418,419.22	1.86	3,709,209.61	5.271	53.00	746	NO DATA
4,500,000.00 -5,000,000.00	1	$4,760,000.00	1.19	4,760,000.00	4.900	68.99	747	100.00
Total:	**509**	**$399,601,947.79**	**100.00**	**785,072.59**	**5.102**	**49.22**	**748**	**38.23**

Group 5 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
75,000.01 - 100,000.00	4	$391,402.98	0.10	97,850.75	5.682	41.21	745	25.49
100,000.01 - 125,000.00	4	$451,816.49	0.12	112,954.12	5.093	33.09	760	NO DATA
125,000.01 - 150,000.00	2	$295,401.98	0.08	147,700.99	5.350	36.16	755	NO DATA
150,000.01 - 175,000.00	6	$993,903.24	0.25	165,650.54	5.240	41.70	747	16.70
175,000.01 - 200,000.00	7	$1,326,578.88	0.34	189,511.27	5.083	32.50	746	NO DATA
200,000.01 - 225,000.00	7	$1,505,902.12	0.38	215,128.87	5.434	46.77	750	43.75
225,000.01 - 250,000.00	20	$4,784,955.43	1.22	239,247.77	5.221	35.20	744	40.90
250,000.01 - 275,000.00	4	$1,047,640.11	0.27	261,910.03	5.322	52.73	739	NO DATA
275,000.01 - 300,000.00	23	$6,714,446.01	1.71	291,932.44	5.103	43.83	745	17.71
300,000.01 - 333,700.00	17	$5,418,892.01	1.38	318,758.35	5.256	41.09	746	11.71
333,700.01 - 350,000.00	10	$3,436,652.49	0.88	343,665.25	5.222	37.04	741	29.98
350,000.01 - 500,000.00	90	$39,209,902.81	10.01	435,665.59	5.218	43.94	750	26.43
500,000.01 -1,000,000.00	207	$158,517,266.05	40.48	765,783.89	5.103	47.65	750	33.65
1,000,000.00 -1,500,000.00	69	$80,769,664.52	20.63	1,170,574.85	5.082	49.30	746	44.76
1,500,000.00 -2,000,000.00	21	$36,681,089.31	9.37	1,746,718.54	4.966	57.33	757	42.45
2,000,000.00 -2,500,000.00	8	$17,443,041.36	4.45	2,180,380.17	5.178	59.87	737	36.06
2,500,000.00 -3,000,000.00	6	$17,056,249.00	4.36	2,842,708.17	4.845	58.21	734	100.00
3,000,000.00 -3,500,000.00	1	$3,500,000.00	0.89	3,500,000.00	5.450	36.08	746	100.00
3,500,000.00 -4,000,000.00	2	$7,245,216.12	1.85	3,622,608.06	5.272	53.00	746	NO DATA
4,500,000.00 -5,000,000.00	1	$4,760,000.00	1.22	4,760,000.00	4.900	68.99	747	100.00
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
4.500 - 4.999	220	$185,087,547.41	47.27	841,307.03	4.729	50.53	752	50.88
5.000 - 5.499	181	$127,811,023.86	32.64	706,138.25	5.266	48.28	746	31.22
5.500 - 5.999	94	$71,368,914.70	18.23	759,243.77	5.638	47.69	745	22.69
6.000 - 6.499	9	$5,666,836.19	1.45	629,648.47	6.272	47.88	747	42.28
6.500 - 6.999	5	$1,615,698.75	0.41	323,139.75	6.688	62.81	715	6.18
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 5 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
121 - 180	140	$107,350,600.99	27.42	766,790.01	5.141	47.50	746	55.62
301 - 360	369	$284,199,419.92	72.58	770,188.13	5.085	49.97	749	33.37
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 6	50	$49,667,169.22	12.68	993,343.38	4.816	60.16	749	71.22
7 - 12	57	$43,527,282.68	11.12	763,636.54	5.081	51.01	754	59.50
13 - 18	191	$150,409,250.68	38.41	787,482.99	4.812	48.15	751	39.26
19 - 24	189	$135,111,709.15	34.51	714,876.77	5.447	45.31	744	22.27
25 - 30	15	$9,658,144.99	2.47	643,876.33	5.885	59.95	739	19.45
31 - 36	6	$3,004,095.36	0.77	500,682.56	6.320	48.06	747	15.51
37 - 42	1	$172,368.83	0.04	172,368.83	6.850	36.86	708	NO DATA
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	86	$42,489,040.84	10.85	494,058.61	5.139	17.04	751	22.79
25.01 - 30.00	37	$25,385,627.91	6.48	686,098.05	5.123	27.85	750	22.29
30.01 - 35.00	40	$26,227,482.83	6.70	655,687.07	5.210	32.78	755	43.03
35.01 - 40.00	42	$38,035,971.25	9.71	905,618.36	5.093	37.64	752	44.58
40.01 - 45.00	29	$24,044,457.53	6.14	829,119.23	5.182	42.59	742	18.73
45.01 - 50.00	71	$55,506,091.63	14.18	781,775.94	5.024	48.04	749	40.54
50.01 - 55.00	30	$26,507,117.66	6.77	883,570.59	5.210	52.73	749	15.44
55.01 - 60.00	31	$28,910,998.27	7.38	932,612.85	5.040	57.51	755	53.36
60.01 - 65.00	40	$33,802,616.70	8.63	845,065.42	5.078	62.75	754	49.86
65.01 - 70.00	33	$33,042,720.53	8.44	1,001,294.56	5.082	68.15	741	58.56
70.01 - 75.00	33	$27,711,793.31	7.08	839,751.31	5.047	73.41	730	43.20
75.01 - 80.00	28	$24,477,058.77	6.25	874,180.67	5.061	78.48	742	55.47
80.01 - 85.00	1	$380,103.95	0.10	380,103.95	4.600	81.68	746	NO DATA
85.01 - 90.00	5	$3,119,999.03	0.80	623,999.81	5.270	87.72	777	28.80
90.01 - 95.00	1	$682,697.70	0.17	682,697.70	5.400	94.48	746	NO DATA
100.01 - 105.00	1	$1,061,380.28	0.27	1,061,380.28	4.700	104.76	792	NO DATA
110.01 - 115.00	1	$164,862.72	0.04	164,862.72	5.400	113.26	746	NO DATA
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	9	$4,319,910.61	1.10	479,990.07	5.200	59.76	762	17.13
Owner Occupied	449	$347,373,996.80	88.72	773,661.46	5.113	48.87	747	38.47
Second Home	51	$39,856,113.50	10.18	781,492.42	4.982	51.81	758	46.11
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Cooperative	88	$57,009,798.95	14.56	647,838.62	5.167	41.56	751	31.44
Condominium	16	$10,880,896.12	2.78	680,056.01	5.046	49.83	748	17.62
Single Family	405	$323,659,325.84	82.66	799,158.83	5.091	50.64	748	41.07
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 5 - Loan Purpose of Mortgage Loans								
Loan Purpose	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
Construction - Permanent	2	$1,505,932.58	0.38	752,966.29	4.892	75.25	794	NO DATA
Purchase	287	$236,492,063.85	60.40	824,014.16	5.111	51.70	747	37.81
Refinance Cash Out	110	$80,051,639.37	20.44	727,742.18	5.095	47.63	751	37.71
Refinance No Cash Out	110	$73,500,385.11	18.77	668,185.32	5.079	42.82	750	45.13
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Product Type of Mortgage Loans								
Product Type	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
10 YR FIXED/20/1YR LIBOR	3	$2,521,542.77	0.64	840,514.26	4.687	40.59	759	NO DATA
7 YR FIXED INTEREST/23/1YRLIBOR	94	$93,059,225.21	23.77	989,991.76	4.884	55.58	752	100.00
7 YR FIXED/23/1YR LIBOR	59	$43,721,602.51	11.17	741,044.11	5.033	50.44	746	NO DATA
7 YR FIXED/8/1YR LIBOR	21	$12,328,721.56	3.15	587,081.98	4.838	43.91	746	NO DATA
ARM 10 FIXED/5 YR LIBOR (IO)	56	$50,884,059.40	13.00	908,643.92	5.137	48.94	746	100.00
ARM 10 YR/20 YR LIBOR	131	$89,706,669.83	22.91	684,783.74	5.228	47.08	751	NO DATA
ARM 10 YR/20 YR T-BILL	70	$48,332,350.04	12.34	690,462.14	5.245	45.66	746	NO DATA
ARM 10 YR/5 YR LIBOR	41	$25,555,400.00	6.53	623,302.44	5.224	43.82	745	NO DATA
ARM 10 YR/5 YR T-BILL	5	$2,242,324.60	0.57	448,464.92	5.563	57.27	746	NO DATA
ARM 10/5 1 YR T-BILL	12	$10,060,694.56	2.57	838,391.21	5.231	48.71	746	87.67
ARM 7 YR LIBOR QUARTERLY	5	$6,120,731.85	1.56	1,224,146.37	5.140	51.35	746	NO DATA
ARM 7 YR/23 YR LIBOR	8	$5,385,296.45	1.38	673,162.06	5.383	46.14	739	NO DATA
ARM 7 YR/23 YR T-BILL	4	$1,631,402.13	0.42	407,850.53	4.957	35.33	746	NO DATA
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Geographical Distribution of Mortgages Loans								
State	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
California	58	$50,107,239.58	12.80	863,917.92	5.029	49.47	745	64.01
Colorado	7	$6,511,809.56	1.66	930,258.51	5.003	29.60	753	30.71
Connecticut	45	$40,827,607.45	10.43	907,280.17	5.068	49.00	738	33.41
District of Columbia	5	$4,453,292.33	1.14	890,658.47	5.230	63.82	740	29.19
Florida	20	$14,856,696.87	3.79	742,834.84	5.082	61.17	737	44.07
Minnesota	12	$5,697,470.68	1.46	474,789.22	5.110	59.55	746	6.49
New Jersey	39	$24,327,530.33	6.21	623,782.83	5.219	52.60	743	24.12
New York	270	$211,769,047.36	54.08	784,329.81	5.108	47.48	751	35.86
North Carolina	9	$4,206,793.73	1.07	467,421.53	5.117	53.75	753	36.06
Other	44	$28,792,533.02	7.35	654,375.75	5.124	53.36	758	46.89
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Fico Scores of Mortgage Loans								
Fico Scores	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
626 - 650	1	$1,160,000.00	0.30	1,160,000.00	4.600	77.33	650	100.00
651 - 675	12	$11,950,199.59	3.05	995,849.97	5.217	56.19	663	32.95
676 - 700	26	$20,129,276.15	5.14	774,202.93	5.164	54.24	692	41.90
701 - 725	30	$19,720,226.29	5.04	657,340.88	5.235	54.17	712	27.76
726 - 750	285	$220,447,278.52	56.30	773,499.22	5.117	48.17	745	37.03
751 - 775	59	$45,428,052.13	11.60	769,966.99	5.055	48.18	762	51.05
776 - 800	84	$62,198,912.64	15.89	740,463.25	5.020	48.55	787	37.36
801 - 825	12	$10,516,075.59	2.69	876,339.63	4.983	52.40	809	54.28
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

Group 5 - Periodic Rate Caps of Mortgage Loans								
Periodic Rate Caps	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**	**Average Current Balance**	**WA Gross Cpn**	**WA OLTV**	**WA FICO**	**IO % of**
2	268	$213,897,863.38	54.63	798,126.36	5.015	50.98	749	47.63
5	61	$57,004,791.25	14.56	934,504.77	5.138	49.20	746	89.26
Uncapped	180	$120,647,366.28	30.81	670,263.15	5.234	46.35	749	NO DATA
Total:	**509**	**$391,550,020.91**	**100.00**	**769,253.48**	**5.101**	**49.29**	**748**	**39.02**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group VI

Group 6 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
125,000.01 - 150,000.00	2	$285,259.90	0.31	142,629.95	5.583	48.85	698	NO DATA
150,000.01 - 175,000.00	1	$175,000.00	0.19	175,000.00	5.700	38.89	731	NO DATA
200,000.01 - 225,000.00	2	$420,816.75	0.46	210,408.38	5.580	27.58	770	48.48
225,000.01 - 250,000.00	6	$1,469,508.86	1.61	244,918.14	5.432	52.46	760	31.07
250,000.01 - 275,000.00	2	$517,500.00	0.57	258,750.00	5.425	48.26	777	49.28
275,000.01 - 300,000.00	2	$600,000.00	0.66	300,000.00	5.400	32.11	743	NO DATA
300,000.01 - 333,700.00	1	$330,000.00	0.36	330,000.00	5.450	56.41	792	NO DATA
333,700.01 - 350,000.00	1	$350,000.00	0.38	350,000.00	5.450	39.77	777	NO DATA
350,000.01 - 500,000.00	16	$6,961,500.00	7.64	435,093.75	5.482	59.87	750	42.71
500,000.01 -1,000,000.00	48	$37,367,948.39	41.02	778,498.92	5.474	47.54	743	55.92
1,000,000.00 -1,500,000.00	12	$14,399,727.74	15.81	1,199,977.31	5.434	52.19	734	67.49
1,500,000.00 -2,000,000.00	7	$12,162,064.92	13.35	1,737,437.85	5.491	58.95	740	74.61
2,000,000.00 -2,500,000.00	3	$6,800,000.00	7.47	2,266,666.67	5.335	46.83	701	NO DATA
2,500,000.00 -3,000,000.00	2	$5,250,000.00	5.76	2,625,000.00	5.527	75.00	756	48.57
3,500,000.00 -4,000,000.00	1	$4,000,000.00	4.39	4,000,000.00	5.350	40.82	703	NO DATA
Total:	**106**	**$91,089,326.56**	**100.00**	**859,333.27**	**5.458**	**51.85**	**738**	**50.64**

Group 6 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
125,000.01 - 150,000.00	2	$282,435.97	0.31	141,217.99	5.583	48.92	697	NO DATA
150,000.01 - 175,000.00	1	$174,444.01	0.19	174,444.01	5.700	38.89	731	NO DATA
200,000.01 - 225,000.00	3	$624,612.40	0.69	208,204.13	5.553	39.56	762	65.73
225,000.01 - 250,000.00	5	$1,233,634.15	1.36	246,726.83	5.420	50.31	762	20.27
250,000.01 - 275,000.00	2	$511,758.22	0.57	255,879.11	5.425	47.96	777	49.83
275,000.01 - 300,000.00	2	$587,843.87	0.65	293,921.94	5.400	32.12	743	NO DATA
300,000.01 - 333,700.00	1	$328,531.59	0.36	328,531.59	5.450	56.41	792	NO DATA
333,700.01 - 350,000.00	1	$342,344.18	0.38	342,344.18	5.450	39.77	777	NO DATA
350,000.01 - 500,000.00	16	$6,897,790.16	7.63	431,111.89	5.483	59.85	750	43.10
500,000.01 -1,000,000.00	49	$38,099,044.49	42.14	777,531.52	5.470	47.56	743	57.40
1,000,000.00 -1,500,000.00	12	$14,782,262.79	16.35	1,231,855.23	5.460	54.25	734	59.17
1,500,000.00 -2,000,000.00	6	$10,592,115.13	11.72	1,765,352.52	5.476	57.51	739	85.67
2,000,000.00 -2,500,000.00	3	$6,737,350.44	7.45	2,245,783.48	5.334	46.91	701	NO DATA
2,500,000.00 -3,000,000.00	2	$5,223,406.27	5.78	2,611,703.14	5.527	75.00	756	48.82
3,500,000.00 -4,000,000.00	1	$3,986,430.03	4.41	3,986,430.03	5.350	40.82	703	NO DATA
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
5.000 - 5.499	66	$56,799,555.36	62.83	860,599.32	5.379	50.88	734	51.90
5.500 - 5.999	40	$33,604,448.34	37.17	840,111.21	5.590	53.55	744	49.54
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
121 - 180	51	$45,069,397.33	49.85	883,713.67	5.458	52.10	751	98.19
301 - 360	55	$45,334,606.37	50.15	824,265.57	5.457	51.65	725	4.14
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0 - 6	12	$10,131,060.31	11.21	844,255.03	5.406	44.47	726	12.66
7 - 12	58	$55,442,281.35	61.33	955,901.40	5.489	56.82	739	62.66
13 - 18	14	$11,240,082.96	12.43	802,863.07	5.408	43.83	733	40.78
19 - 24	22	$13,590,579.08	15.03	617,753.59	5.410	43.85	746	40.61
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 6 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
0.01 - 25.00	19	$14,320,291.52	15.84	753,699.55	5.408	19.43	743	45.31
25.01 - 30.00	3	$1,060,427.47	1.17	353,475.82	5.592	27.02	749	NO DATA
30.01 - 35.00	7	$4,475,207.55	4.95	639,315.36	5.475	33.23	744	27.50
35.01 - 40.00	6	$5,223,904.55	5.78	870,650.76	5.435	38.51	756	74.66
40.01 - 45.00	8	$9,983,365.52	11.04	1,247,920.69	5.440	42.57	725	44.70
45.01 - 50.00	9	$7,297,494.83	8.07	810,832.76	5.444	47.30	743	60.86
50.01 - 55.00	5	$4,398,974.57	4.87	879,794.91	5.493	52.89	718	55.92
55.01 - 60.00	5	$6,116,325.94	6.77	1,223,265.19	5.422	58.19	750	56.39
60.01 - 65.00	8	$7,088,931.29	7.84	886,116.41	5.440	62.59	697	20.65
65.01 - 70.00	12	$10,731,467.09	11.87	894,288.92	5.485	67.88	733	55.86
70.01 - 75.00	14	$14,194,520.90	15.70	1,013,894.35	5.516	74.09	746	62.08
75.01 - 80.00	8	$3,999,054.50	4.42	499,881.81	5.474	78.86	754	59.41
80.01 - 85.00	1	$1,050,000.00	1.16	1,050,000.00	5.350	80.77	776	100.00
105.01 - 110.00	1	$464,037.97	0.51	464,037.97	5.450	107.95	795	NO DATA
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Non Owner Occupied	5	$5,263,986.11	5.82	1,052,797.22	5.469	52.94	727	75.04
Owner Occupied	85	$73,804,355.24	81.64	868,286.53	5.448	50.83	737	48.23
Second Home	16	$11,335,662.35	12.54	708,478.90	5.513	58.17	751	58.06
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2-4 Family	1	$2,166,926.50	2.40	2,166,926.50	5.350	18.33	713	NO DATA
Cooperative	15	$7,999,212.58	8.85	533,280.84	5.475	33.22	754	42.39
Condominium	2	$1,368,825.92	1.51	684,412.96	5.569	36.10	774	27.76
Single Family	88	$78,869,038.70	87.24	896,239.08	5.457	54.96	736	53.70
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
Construction - Permanent	1	$2,000,000.00	2.21	2,000,000.00	5.350	37.91	737	100.00
Purchase	59	$53,189,732.22	58.83	901,520.89	5.482	55.23	739	50.50
Refinance Cash Out	24	$17,949,116.89	19.85	747,879.87	5.419	43.16	742	53.18
Refinance No Cash Out	22	$17,265,154.59	19.10	784,779.75	5.435	52.19	732	44.71
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
10 YR FIXED INTEREST/5/1YR LIBOR	43	$41,215,593.12	45.59	958,502.17	5.466	53.25	751	100.00
10 YR FIXED/20/1YR LIBOR	45	$39,274,530.35	43.44	872,767.34	5.467	51.47	723	NO DATA
ARM 10 FIXED/5 YR LIBOR (IO)	7	$4,131,981.29	4.57	590,283.04	5.432	56.56	746	100.00
ARM 10 YR/20 YR LIBOR	5	$2,813,665.68	3.11	562,733.14	5.370	39.45	742	NO DATA
ARM 10 YR/20 YR T-BILL	4	$1,371,410.33	1.52	342,852.58	5.365	53.05	746	NO DATA
ARM 10 YR/5 YR LIBOR	1	$816,822.93	0.90	816,822.93	5.300	21.73	746	NO DATA
ARM 10/5 1 YR T-BILL	1	$780,000.00	0.86	780,000.00	5.350	48.90	746	100.00
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Group 6 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
California	14	$13,633,540.54	15.08	973,824.32	5.474	55.25	729	58.72
Colorado	2	$1,180,000.00	1.31	590,000.00	5.418	58.55	746	100.00
Connecticut	7	$6,082,897.76	6.73	868,985.39	5.489	48.44	743	80.75
District of Columbia	1	$2,090,390.97	2.31	2,090,390.97	5.300	58.50	713	NO DATA
Florida	10	$5,449,998.95	6.03	544,999.90	5.550	56.26	761	45.34
Georgia	1	$1,518,004.12	1.68	1,518,004.12	5.450	69.55	674	NO DATA
Idaho	1	$1,949,111.00	2.16	1,949,111.00	5.650	58.62	790	100.00
Maryland	3	$1,350,139.78	1.49	450,046.59	5.404	34.11	738	NO DATA
Minnesota	3	$1,199,911.03	1.33	399,970.34	5.414	87.50	744	17.22
New Jersey	6	$3,549,354.08	3.93	591,559.01	5.474	51.98	737	88.93
New York	50	$47,940,831.28	53.03	958,816.63	5.441	48.32	740	45.72
Oregon	1	$1,000,000.00	1.11	1,000,000.00	5.350	44.94	746	100.00
Other	7	$3,459,824.19	3.83	494,260.60	5.477	65.55	715	38.42
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
626 - 650	1	$867,580.30	0.96	867,580.30	5.800	74.38	650	NO DATA
651 - 675	6	$5,342,827.75	5.91	890,471.29	5.444	56.05	664	18.72
676 - 700	6	$5,458,959.63	6.04	909,826.61	5.393	62.20	688	NO DATA
701 - 725	16	$18,746,010.28	20.74	1,171,625.64	5.410	41.05	712	30.58
726 - 750	41	$32,594,485.68	36.05	794,987.46	5.457	54.31	743	65.18
751 - 775	18	$15,174,221.11	16.78	843,012.28	5.485	54.90	767	64.60
776 - 800	15	$10,181,918.95	11.26	678,794.60	5.522	52.91	788	61.98
801 - 825	3	$2,038,000.00	2.25	679,333.33	5.452	36.50	804	100.00
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**

Group 6 - Periodic Rate Caps of Mortgage Loans

Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	Average Current Balance	WA Gross Cpn	WA OLTV	WA FICO	IO % of
2	93	$82,641,533.80	91.41	888,618.64	5.464	52.36	737	50.82
5	7	$4,131,981.29	4.57	590,283.04	5.432	56.56	746	100.00
Uncapped	6	$3,630,488.61	4.02	605,081.44	5.355	35.46	743	NO DATA
Total:	**106**	**$90,404,003.70**	**100.00**	**852,867.96**	**5.458**	**51.87**	**738**	**51.02**